UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Gunther International Ltd.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

403203 10 2

(CUSIP Number)

Thomas J. Tisch
667 Madison Ave.
New York, NY 10021
(212) 521-2927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 403203 10 2	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,127,034
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,127,034
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,127,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

          This Amendment No. 9 amends and supplements the statement on Schedule 13D previously filed with the Securities and Exchange Commission by Thomas J. Tisch with respect to the Common Stock of Gunther International Ltd. (the “Company”). Except as amended herein, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

          The source of the $75,000 that was used by Gunther Partners, LLC to purchase 300,000 shares of Common Stock was working capital of Gunther Partners, LLC.

Item 5.	Interest in Securities of the Issuer.

          As of the date of this statement, the aggregate number and percentage of the outstanding Common Stock (based upon a total 19,372,200 shares as of July 29, 2002, as reported in the Company’s Form 10-QSB dated August 13, 2002) held by those indicated below was as follows:

Name of Holder	Shares Held Currently	Shares Issuable Upon Exercise of Warrants*	Total	Percent of Class

Gunther Partners, LLC	13,973,904	0	13,973,904	72.1%

Four-Fourteen Partners, LLC	494,189	1,658,941	2,153,130	10.2

Total	14,468,093	1,658,941	16,127,034	76.7

*	The warrants are exercisable between January 1, 1999 and October 1, 2003 at $1.50 per share (subject to adjustment in the event of any stock dividend or distribution, stock split, combination or reclassification) to purchase a number of shares of Common Stock equal to 35% of the pro forma, fully diluted number of shares outstanding after including (i) all Common Stock issued and outstanding on the date of exercise, (ii) all Common Stock issuable upon the exercise of any then exercisable rights, options or warrants to purchase Common Stock and (iii) all Common Stock issuable upon the conversion of any securities then convertible into Common Stock, but excluding Common Stock issued after October 2, 1998 in a bona fide public offering registered under the Securities Act of 1933. The calculation of the number of shares issuable upon exercise of the warrants is based upon there being outstanding 3,372,200 shares of Common Stock, other warrants to purchase 106,666 shares of Common Stock and options to purchase 463,000 shares of Common Stock. The 16,000,000 shares issued by the Company in the rights offering on November 28, 2001 are excluded in the calculation of the number of shares outstanding for purposes of the warrants.

          On August 16, 2002, Gunther Partners, LLC purchased 300,000 shares of Common Stock for cash in the amount of $0.25 per share from Gerald Newman in a privately negotiated transaction.

Page 3 of 5 Pages

          By virtue of his status as manager of Gunther Partners, LLC and manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of the shares held by Gunther Partners, LLC and Four-Fourteen Partners, LLC and to have shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.

Page 4 of 5 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2002

/s/ Thomas J. Tisch
Thomas J. Tisch

Page 5 of 5 Pages